Exhibit 99.1

AuRico Reports Third Quarter Production Results and Update on Young-Davidson

Toronto: October 15, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) reports the preliminary operational results for the third quarter ended September 30, 2012 and provides an update on the Young-Davidson mine. All amounts are in U.S. dollars.

Company Wide Third Quarter Production

  During September, the first month of commercial production, the Young-Davidson mine produced 9,903 gold ounces at cash costs of $639 per gold ounce.

  Production at the El Chanate mine for the quarter was 19,388 ounces of gold at cash costs of $434 per gold ounce.

  Production at the Ocampo mine for the quarter was 21,916 gold equivalent ounces at cash costs of $754 per gold equivalent ounce using the realized gold equivalency ratio of 55:1.

Young-Davidson Update
  Commercial production was declared at Young- Davidson effective September 1, 2012. Commercial production was declared once the mine achieved previously established commissioning thresholds, which included the mill averaging a minimum throughput level of 5,100 tonnes per day, the open pit averaging 29,750 tonnes per day of ore and waste mining, both over a 30- day period, as well as the commissioning of the flotation and gravity circuits.
	Q1-12	Q2-12	Jul-12	Aug-12	Sep-12	Q3-12
Open Pit (tpd)	20,622	28,575	31,039	31,479	36,667	33,023
Mill throughput (tpd)	-	4,300	5,300[1]	5,474[2]	6,857	5,866
Mill grade (g/t)	-	1.15	0.88	0.92	1.63	1.18
Recoveries (%)	-	83%	81%	83%	92%	87%
Production (gold ounces)	-	11,950	3,766	4,156	9,903	17,825
Cash Costs per gold oz. produced	-	-	-	-	$639	$639[3]
1.	Including a 3-day maintenance shutdown
2.	Including a 2-day shutdown for SAG mill reline
3.	Attributable to the commercial production ounces (9,903 ounces)
  Underground long-hole drilling contractors have been mobilized and stope preparation in the Upper Boundary Zone is progressing on schedule. Production from the initial two stopes is expected to average approximately 1,000 tonnes per day with grades averaging up to 3.5 grams per tonne gold.

  The raise boring set up of the second leg (450 metres) of the Northgate shaft began in September. Drilling of the pilot hole has started and will reach a vertical depth of 890 metres (9440 level). The Company anticipates hoisting waste by the end of second quarter of 2013 and hoisting ore by the third quarter of 2013 once the mid - shaft crushing circuit is commissioned.

  All the EPCM construction activities related to the infrastructure and process plant have been completed.

Corporate Highlights

  On October 9, 2012 the Company announced that it had entered into a definitive agreement pursuant to which Minera Frisco, S.A.B. de C.V. (“Minera Frisco”) will acquire the Ocampo mine, the adjacent exploration projects “Venus” and “Los Jarros” and a 50% interest in the Orion advanced development project located in Nayarit State, Mexico for a total cash consideration of $750 million. All properties are located in Chihuahua State, Mexico.

  On July 13, 2012 the Company closed the sale of the El Cubo mine and the Guadalupe y Clavo project to Endeavour Silver Corp. that included a cash payment of $100M, and $100M in equity shares of Endeavour to the Company.

“The third quarter has been successful in further strengthening our portfolio of long-life, low-cost assets to deliver reliable, consistent and stable production going forward. We declared commercial production at our cornerstone Young-Davidson mine effective September 1st with third quarter results that are well in-line with expectations. Production in the fourth quarter is expected to increase as the underground mine comes into production providing additional higher grade feed for the mill,” stated Scott Perry, President and Chief Executive Officer. He continued, “The El Chanate mine has delivered another solid quarter of stable production with cash costs in the lowest quartile amongst our peer group. Most recently, we announced the sale of the Ocampo mine to Minera Frisco, which is expected to close in early December. This transaction will strengthen the Company’s balance sheet, position the Company to grow profitability and allow the Company to deliver a meaningful return of capital to our shareholders. In addition, we have gained a solid partner to further evaluate and potentially advance the Orion project in the coming years through the joint venture with Minera Frisco.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America that have significant production growth and exploration potential. Following the divestiture of Ocampo, the Company will be focused on its core operations including the Young-Davidson gold mine in northern Ontario which declared commercial production on September 1st, 2012 and the El Chanate mine in Sonora State. AuRico’s strong project pipeline also includes advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Scott Perry	Anne Day
President and Chief Executive Officer	Vice President, Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647- 260- 8880	1-647-260- 8880

Cautionary Statement

Certain information included in this presentation constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold and silver; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, El Chanate and Ocampo mines and may not perform as planned; the ability to realize the perceived benefits from the acquisition of Capital Gold and Northgate; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by, the Company; the ability of Minera Frisco to obtain necessary approvals to complete the acquisition of the Ocampo mine and the ability of both parties to complete the transaction. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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